                       SECURITIES AND EXCHANGE COMMISSION


                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 3)

                          Peoples Financial Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    71103B102
--------------------------------------------------------------------------------
                                 (CUSIP Number)

1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ella Mae Barq


2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See instructions)                                                       (a) [ ]
                                                                         (b) [ ]

3 SEC USE ONLY


4 CITIZENSHIP OR PLACE OF ORGANIZATION
     United States of America


         NUMBER OF                  5   SOLE VOTING POWER
          SHARES                        454,040
       BENEFICIALLY
       OWNED BY EACH                6   SHARED VOTING POWER
     REPORTING PERSON                   None

                                    7   SOLE DISPOSITIVE POWER
                                        454,040

                                    8   SHARED DISPOSITIVE POWER
                                        None

9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     454,040

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ] (See instructions)

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
     8.07%

12 TYPE OF REPORTING PERSON (See instructions)
     IN

1 NAME OF REPORTING PERSON/I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Chevis C. Swetman

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(See instructions)                                                       (a) [ ]
                                                                         (b) [ ]
3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

          NUMBER OF                 5  SOLE VOTING POWER
           SHARES                      547,128
        BENEFICIALLY
        OWNED BY EACH               6  SHARED VOTING POWER
      REPORTING PERSON                 487,027

                                    7  SOLE DISPOSITIVE POWER
                                       547,128

                                    8  SHARED DISPOSITIVE POWER
                                       487,027

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       1,034,155

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ] (See instructions)

11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
       18.4%

12  TYPE OF REPORTING PERSON (See instructions)
       IN

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 10549

                        SCHEDULE 13G UNDER THE SECURITIES
                              EXCHANGE ACT OF 1934


Item 1(a). Name of Issuer

         Peoples Financial Corporation

Item 1(b). Name of Issuer's Principal Executive Offices:

         Howard and Lameuse Streets
         Biloxi, MS 39530

Item 2(a). Name of Person Filing:

         Chevis C. Swetman

Item 2(b). Address or Principal Business Office or, if None, Residence:

         1210 Beach Blvd., Biloxi, Mississippi 39530

Item 2 (c). Citizenship:

         United States of America

Item 2 (d). Title of Class of Securities:

         Common stock

Item 2 (e). CUSIP Number:

         71103B102

Item 3. This statement is filed pursuant to Rule 13d-1( c) for Mrs. Barq and Mr. Swetman as individuals.

Item 4. Ownership

         (a)      Amount Beneficially Owned: 1,034,155

         (b)      Percent of Class: 18.4%

         (c)      Number of Shares as to which such person has:

                  (i)      sole power to vote or to direct the vote: 547,128

                  (ii)     shared power to vote or to direct the vote: 487,027

                  (iii) sole power to dispose or to direct the disposition of: 547,128

                  (iv) shared power to dispose or to direct the disposition of: 487,027

Item 5. Ownership of Five Percent or Less of a Class.

         Not applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported

         Not applicable.

Item 8. Identification and Classification of Members of a Group.

         Not applicable.

Item 9. Dissolution of Group.

         Not applicable.

Item 10. Certification.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Ella Mae Barq                           February 13, 2002
----------------------------------          ------------------------------------
Ella Mae Barq                               Date

/s/ Chevis C. Swetman                       February 13, 2002
----------------------------------          ------------------------------------
Chevis C. Swetman                           Date

The undersigned persons, on February 13, 2002, agree and consent to the joint filing on their behalf of this Schedule 13G in connection with their beneficial ownership of the common stock of Peoples Financial Corporation at December 31, 2001.


/s/ Ella Mae Barq                           February 13, 2002
----------------------------------          ------------------------------------
Ella Mae Barq                               Date

/s/ Chevis C. Swetman                       February 13, 2002
----------------------------------          ------------------------------------
Chevis C. Swetman                           Date